UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

Commission file number 1-09328

A.                       Full title of the plan and the address of the plan, if different from that of the issuer named below:

ECOLAB SAVINGS PLAN and ESOP

B.                         Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ECOLAB INC.
370 Wabasha Street North
Saint Paul, Minnesota 55102-1390

ECOLAB SAVINGS PLAN and ESOP

REPORT ON AUDITS OF FINANCIAL STATEMENTS

As of December 31, 2005 and 2004

and

for the year ended December 31, 2005

AND SUPPLEMENTAL SCHEDULE

as of December 31, 2005

INDEX

Page(s)
Reports of Independent Registered Public Accounting Firms	1-2

Financial Statements:

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5 - 11

Supplemental Schedule:

Schedule H, line 4i - Schedule of Assets (Held at end of year) as of December 31, 2005	12 - 13

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Ecolab Savings Plan and ESOP

St. Paul, Minnesota

We have audited the accompanying statement of net assets available for benefits of the Ecolab Savings Plan and ESOP (the Plan) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan for the year ended December 31, 2004 were audited by other auditors whose report, dated June 28, 2005, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over the financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2005 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Ecolab Savings Plan and ESOP as of December 31, 2005, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen, LLP

Minneapolis, Minnesota

June 14, 2006

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Ecolab Savings Plan and ESOP

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Ecolab Savings Plan and ESOP (the “Plan”) as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan Administrator; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Minneapolis, Minnesota
June 28, 2005

ECOLAB SAVINGS PLAN and ESOP

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2005 and 2004

(in thousands)	2005	2004__
ASSETS
Investments, at fair value:
Value of interest in registered investment companies	$300,200	$275,162
Value of interest in common/ collective trust	38,968	40,601
Ecolab stock fund	495,070	486,755
Participant loans	18,858	18,599
Total investments	853,096	821,117
Dividends receivable	1,357	1,201
Total assets	854,453	822,318
LIABILITIES
Other liabilities	222	394
NET ASSETS AVAILABLE FOR BENEFITS	$854,231	$821,924

The accompanying notes are an integral

part of the financial statements.

ECOLAB SAVINGS PLAN and ESOP

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended December 31, 2005

(in thousands)	2005
Investment income:
Interest	$2,289
Dividends	14,392
Net appreciation in the fair value of common/collective trust and registered investment companies	6,675
Net appreciation in the fair value of the Ecolab stock fund	15,658
Total investment income	39,014
Contributions:
Employee contributions	38,276
Employer contributions	17,373
Total contributions	55,649
Deductions:
Distributions and withdrawals	(62,146)
Plan expenses	(210)
Total deductions	(62,356)
Net increase	32,307
Net assets available for benefits:
Beginning of year	821,924
End of year	$854,231

The accompanying notes are an integral

part of the financial statements.

ECOLAB SAVINGS PLAN and ESOP

NOTES TO FINANCIAL STATEMENTS

1.         Description of Plan:

The following brief description of the Ecolab Savings Plan and ESOP (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for complete information regarding the Plan’s definitions, benefits, eligibility and other matters.

GENERAL AND ELIGIBILITY:

The Plan is a contributory qualified defined contribution plan available to employees of Ecolab Inc. (the “Company”) and certain of its subsidiaries. Employees regularly scheduled to work at least 20 hours per week may participate immediately in the Plan provided they are not subject to a collective bargaining agreement which does not provide for their inclusion. Part-time employees working less than 20 hours a week must have been employed for a twelve consecutive month period during which they have worked at least 1,000 hours to be eligible to participate. Employee participation in the Plan is voluntary.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code of 1986, as amended (the “Code”).

CONTRIBUTIONS:

Contributions are made to the Plan as “before-tax savings contributions” and “employer matching contributions.”

Before-tax savings contributions are contributions made by the Company on behalf of participants who have agreed to have their taxable compensation reduced. Participants may reduce their compensation up to 16% (subject to a statutory annual maximum of $14,000 for 2005) for the purpose of making before-tax savings contributions to the Plan.

Participants who have attained age 50 or above are allowed to make catch-up contributions in accordance with enacted legislation ($4,000 in 2005).

Employer matching contributions are made by the Company in an amount equal to a $1 match for each $1 of employee pre-tax contributions on the first 3% of compensation and $0.50 for each $1 of employee pre-tax contributions on the next 2% of compensation. Employer matching contributions are invested entirely in the Ecolab Stock Fund. Participants who have attained age 55 and 10 years of service will be allowed to diversify up to 25% of their matching contribution account at any time during the 5 years after becoming eligible to diversify. In year 6, they can diversify up to 50% of their matching contribution account, taking into account the amounts already diversified in prior years.

Effective January 1, 2006 the Plan was amended to allow employees to re-allocate Company matching contributions in the Ecolab Stock Fund to other investment funds within the Plan.

The Plan contains a separate Employee Stock Ownership Plan (“ESOP”) account for the employer and employee contributions (except contributions for participants matching contributions in Puerto Rico) which are invested in the Ecolab Stock Fund. The ESOP allows employees to elect the withdrawal of dividends paid on shares to the ESOP

The levels of contributions made by or on behalf of participants who are highly compensated, as defined in the Code, are subject to limitations under the Code.

VESTING:

Participants are fully or 100% vested in their account at all times.

PLAN BENEFITS:

Benefits to participants are limited to the vested amount in each participant’s account. Upon retirement, death, disability or separation from service, a distribution may be made to the participant or beneficiary equal to the participant’s account. Loans and in-Service withdrawals for hardships are also available. An employee distribution or withdrawal from the Plan generally is subject to federal income tax and may be subject to a penalty.

PARTICIPANT LOANS:

Active employee participants (and beneficiaries who are parties in interest as defined by ERISA) are permitted to borrow from their accounts. The total amount of a participant’s loan may not exceed the lesser of (a) $50,000 minus the participant’s highest outstanding loan balance for the previous twelve-month period, or (b) 50% of the participant’s interest in his or her account. When a loan is granted, the appropriate account balances are reduced and a separate loan account is created. Loan payments, together with interest at a market rate determined by the Plan Administrator, are repaid generally over 5 or 10 years. Participant loans at December 31, 2005 had interest rates ranging from 4.00% to 9.50% and are due at various dates through December, 2015. A participant can have no more than two loans outstanding at any time. Participant loans are collateralized by the borrower’s account balance and are repaid through payroll deductions.

PARTICIPANT ACCOUNTS AND ALLOCATION:

Fidelity Management Trust Company (“Fidelity”) provides investment management, recordkeeping and trustee services for the Plan directly or indirectly through one or more of its subsidiaries. The trust agreement authorizes services to be performed by the trustee, its agents or affiliates.

Each participant’s account is credited with the participant’s contributions, the employer matching contributions and investment income thereon, net of Plan expenses.

Except for employer matching contributions and investment income thereon which are required to be invested in the Ecolab Stock Fund (except for those participants eligible to diversify up to 25% or 50% of their matching contribution account as described above), participants are allowed to allocate their entire account balance in any combination of the available investment options. Participants can transfer their account balances among the investment options and/or change the investment of their future contributions, and earnings thereon daily. These transfers and changes must be made in whole dollar amounts of at least $250 and/or in whole percent increments.

All participant contributions made under the Plan are paid to and invested by Fidelity in one or more of the available investment options as directed by the participants. Portions of the Ecolab Stock Fund are considered non-participant directed investments (see information regarding non-participant directed investments in Note 4).

PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.         Summary of Significant Accounting Policies:

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and use the following significant accounting policies.

VALUATION OF INVESTMENTS:

Investments in the common/collective trust are recorded at the underlying net asset value per unit as determined by the Plan’s trustee, which approximates fair value. Investments in the Ecolab Stock Fund are recorded at the underlying net asset value per unit as determined by the Plan’s trustee, which approximates fair value based on the quoted market price of the Company’s common stock. Investments in registered investment companies are recorded at the underlying net asset value per unit, which approximates fair value based on the publicly quoted market price of these funds. Participant loans receivable are recorded at estimated fair value consisting of the principal value of outstanding loans, plus accrued interest.

INTEREST AND DIVIDENDS:

Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.

NET APPRECIATION IN THE FAIR VALUE OF INVESTMENTS:

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

CONTRIBUTIONS:

Participant before-tax contributions are recorded in the period the employer makes the payroll deductions. Employer matching contributions are recorded based on participant contributions.

USE OF ESTIMATES:

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make significant estimates and assumptions that affect the reported amounts of Net Assets Available for Benefits at the date of the financial statements and the Changes in Net Assets Available for Benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES:

The Plan provides for various investment options in various combinations of investment funds. Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

CONCENTRATION OF MARKET RISK:

As of December 31, 2005 and 2004, approximately 58% and 59% of the Plan’s net assets were invested in the common stock of Ecolab Inc., respectively. The underlying value of the Ecolab Stock Fund is dependent on the performance of Ecolab Inc. and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of Ecolab Inc. common stock in the near term could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

DISTRIBUTIONS TO PARTICIPANTS:

Distributions to participants are recorded when the distribution is made.

PLAN EXPENSES:

The Company pays a portion of the administrative expenses of the Plan and a portion is paid by plan participants within the plan. Certain asset management and administrative fees of the Plan are charged against the Plan’s investment income.

3.                           Investments:

Investments that represent 5 percent or more of the Plan’s net assets available for benefits at December 31, 2005 and 2004 are summarized as follows:

(in thousands)	2005	2004
Spartan U.S. Equity Index Fund	$89,692	$44,932
Fidelity Magellan Fund	—	47,393
Ecolab Stock Fund	495,070	486,755

At December 31, 2005 and 2004, the fair value of participant-directed investments in the Ecolab Stock Fund totaled $164,225,000 and $162,845,000 respectively. At December 31, 2005, the Ecolab Stock Fund consists of 13,504,275 shares of the Company’s common stock and 3,769,951 units of a money market fund. The value of each of these two components was approximately $491,300,000 of the Company’s common stock and $3,770,000 of the money market fund.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $22,333,000 as follows:

(in thousands)	2005
Investment in common/collective trust
& registered investment companies	$6,675
Ecolab stock fund	15,658
$22,333

4.                           Nonparticipant-Directed Investments:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments in the Ecolab Stock Fund as of December 31, 2005 and 2004, and for the year ended December 31, 2005 are as follows:

(in thousands)	2005	2004__
Net assets:
Common stock — Ecolab Inc.	$330,845	$323,910

Year Ended
2005
Changes in net assets:
Dividends	$3,183
Net appreciation	10,327
Plan expenses	(27)
Contributions	17,373
Distributions and transfers	(23,921)
$6,935

5.          Tax Status:

The Plan constitutes a qualified plan and trust under Section 401(a) of the Code and therefore is exempt from federal income taxes under provisions of Section 501(a). The Plan consists of a profit sharing portion and a stock bonus portion. The stock bonus portion constitutes an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Code. The Plan also complies with the provisions of Section 401(k) of the Code. A tax qualification letter, dated April 14, 2004, was received from the Internal Revenue Service. The letter stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and tax-exempt, as described above. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.          Related Party and Party-In-Interest Transactions:

The trustee is authorized under contract provisions, or by ERISA regulations providing an administrative or statutory exemption, to invest in funds under its control and in securities of the Company.

Participant contributions are invested in one or more of the investment fund options offered under the Plan, including the Ecolab Stock Fund. In addition, employer matching contributions are invested in the Ecolab Stock Fund, consisting of primarily Ecolab Inc. common stock and also short-term investment funds under the trustee’s control.

SUPPLEMENTAL SCHEDULE

ECOLAB SAVINGS PLAN and ESOP

SCHEDULE H, LINE 4i— SCHEDULE OF ASSETS (HELD AT END OF YEAR)

as of December 31, 2005

EIN 41-0231510

Plan Number: 003

(Dollars in thousands)

		(c)
	(b)	Description of Investment,
	Identity of Issue,	Including Maturity Date,		(e)
	Borrower, Lessor	Rate of Interest, Collateral,	(d)**	Current
(a)	or Similar Party	Par or Maturity Value	Cost	Value
*	Fidelity Retirement	Mutual fund
	Money Market Portfolio	13,282,159 units		$13,282
*	Fidelity Government	Mutual fund
	Income Fund	2,024,249 units		20,485
*	Fidelity Puritan	Mutual fund
	Fund	1,879,859 units		35,210
*	Spartan U.S. Equity	Mutual fund
	Index Fund	2,031,070 units		89,692
*	Spartan Extended	Mutual fund
	Market Index Fund	268,338 units		9,322
*	Fidelity Freedom	Mutual fund
	Income Fund	78,354 units		891
*	Fidelity Freedom	Mutual fund
	2000 Fund	54,217 units		662
*	Fidelity Freedom	Mutual fund
	2005 Fund	4,725 units		53
*	Fidelity Freedom	Mutual fund
	2010 Fund	567,642 units		7,975
*	Fidelity Freedom	Mutual fund
	2015 Fund	74,787 units		864
*	Fidelity Freedom	Mutual fund
	2020 Fund	846,634 units		12,454
*	Fidelity Freedom	Mutual fund
	2025 Fund	68,972 units		825
*	Fidelity Freedom	Mutual fund
	2030 Fund	487,148 units		7,317

*	Party-in-interest
**	Cost information for participant directed investments is not required.

ECOLAB SAVINGS PLAN and ESOP

SCHEDULE H, LINE 4i— SCHEDULE OF ASSETS (HELD AT END OF YEAR)

as of December 31, 2005 (Continued)

EIN 41-0231510

Plan Number: 003

(Dollars in thousands)

		(c)
	(b)	Description of Investment,
	Identity of Issue,	Including Maturity Date,		(e)
	Borrower, Lessor	Rate of Interest, Collateral,	(d)**	Current
(a)	or Similar Party	Par or Maturity Value	Cost	Value
*	Fidelity Freedom	Mutual fund
	2035 Fund	24,285 units		297
*	Fidelity Freedom	Mutual fund
	2040 Fund	303,739 units		2,682
	Dodge & Cox Int’l	Mutual fund
	Stock Fund	921,222 units		32,270
	PIMCO Total Return	Mutual fund
	Fund	1,095,875 units		11,507
	Washington Mutual	Mutual fund
	Investors Fund	459,588 units		14,174
	Harbor Capital	Mutual fund
	Appreciation Fund	545,866 units		17,828
	TCW Galileo Value	Mutual fund
	Added Fund	1,331,008 units		16,877
	Vanguard Explorer Fund	Mutual fund
	Admiral Class	79,150 units		5,533
*	Managed Income	Common/collective trust
	Portfolio II	38,967,590 units		38,968
*	Ecolab Stock	Common Stock
		13,504,275 shares	169,185	491,300
*	Fidelity Money Market	Money Market
	Class I	3,769,951 units	3,770	3,770
*	Participant loans	Participant loans due
		at various dates through
		December 2015 (stated
		interest rates ranging
		from 4.00% to 9.5%)		18,858
				$853,096

*	Party-in-interest
**	Cost information for participant directed investments is not required.

ECOLAB SAVINGS PLAN AND ESOP

EXHIBITS

The following documents are filed as exhibits to this Report:

Exhibit No.	Document
(23)A	Consent of Independent Registered Public Accounting Firm
(23)B	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ECOLAB SAVINGS PLAN and ESOP

DATE	June 28, 2006	By: /s/ Diane A. Wigglesworth
Diane A. Wigglesworth
Human Resources Vice President,
Compensation and Benefits Strategies
Ecolab Inc.
(Plan Administrator)